Exhibit 4.1

July 27, 2006

Oasys Mobile, Inc. 434 Fayetteville Street Suite 600 Raleigh, North Carolina 27601
Re:	Modification and Waiver Agreement

Gentlemen:

This letter agreement (the “Agreement”) sets forth the terms and conditions pursuant to which RHP Master Fund, Ltd. (“RHP”) and LAP Summus Holdings, LLC (“LAP” and, together with RHP, the “Buyers”) will waive certain of its rights under that certain Securities Purchase Agreement dated as of November 18, 2005 (the “Purchase Agreement”) by and among RHP, LAP and Oasys Mobile, Inc. (f/k/a Summus, Inc.), a Delaware corporation (the “Company”), and all of the other documents and instruments entered into in connection therewith, including without limitation, the Debentures, the Warrants, the Security Agreement and the Registration Rights Agreement (collectively, the “Transaction Documents”).

1.    Waiver of Event of Default. Provided that the Company is in full compliance with all of its obligations pursuant to the Transaction Documents, including without limitation all agreements and covenants relating to the Company’s obligations to maintain the registration and listing of its common stock and to maintain its corporate existence, the Buyers hereby waive their right to cause the Company to redeem the 6% Senior Secured Debentures dated November 18, 2005 issued to each of the Buyers (the “Debentures”) pursuant to Article I.A.7 of the Debentures in the event that the Company engages in a transaction or series of related transactions in which more than 50% or more of the voting power of the Company is disposed of, provided that such transaction or transactions do not violate or require the Buyers’ consent under Article III.D of the Debentures (relating to the sale of the Company’s assets outside the ordinary course of business) or under Section 4.13 of the Purchase Agreement (relating to maintenance of the Company’s corporate existence). The foregoing waiver is strictly limited to financing transactions which result in the disposition of more than 50% of the voting power of the Company (and which do not otherwise trigger a redemption right pursuant to

Oasys Mobile, Inc.
July 27, 2006

Article I.A or otherwise), and does not cover any other transaction or transactions which would give rise to the Buyers’ right to cause a redemption of the Debentures pursuant to Article I.A of the Debentures (including without limitation other transactions covered by Article I.A.7, even if such other transactions, in addition to triggering a redemption right for reasons other than the disposition of more than 50% of the voting power of the Company, result in the disposition of more than 50% of the voting power of the Company). For the avoidance of doubt, the parties agree that, but for the waiver contemplated hereby, Article I.A.7 would be triggered by the issuance of a number of voting shares equal to or greater than 50% of the approximately 13,500,000 shares of Common Stock outstanding as of May 10, 2006, or approximately 6,750,000 shares of Common Stock.

2.    Company Acknowledgement. By execution of this letter agreement, the Company acknowledges that, notwithstanding the waiver by the Buyers set forth in Paragraph 1 hereof, the Company does not currently have any oral or written term sheets, contracts, commitments, agreements, arrangements or understandings (collectively, “Agreements”) with any party or parties involving any transaction or series of transactions which, if consummated, would give rise to the Buyers’ right to cause a redemption of the Debentures but for such waiver. In this regard, the Company does not have any Agreements with any third party investor, broker or agent regarding a transaction or series of related transactions that, if consummated, would result in the disposition of more than 50% of the voting power of the Company.

3.    Issuance of Amended A Warrants. In consideration for the Buyers providing the foregoing waiver to the Company, each of the Buyers will be issued an amended A Warrant in the form attached hereto as Exhibit A (with a Purchase Price of $1.10 and an increase in the number of Units underlying each A Warrant to 1,400,000 Units). The shares of Common Stock issuable upon exercise of the amended A Warrants will be Registrable Securities (as defined in the Registration Rights Agreement dated as of November 18, 2005 by and among the Company and the Buyers).

4. Equal Treatment of Buyers. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of this Agreement or any of the Transaction Documents unless the same consideration also is offered to all the parties to this Agreement and the other Transaction Documents. The Company shall not purchase or redeem, or offer to purchase or redeem, from any Buyer any Debentures, Warrants or shares of Common Stock issuable upon conversion of the Debentures or exercise of the Warrants, without offering to purchase or redeem Debentures, Warrants or Common Stock from all Buyers on the same terms and conditions.

5.    Independent Nature of Buyers’ Obligations.

(a)    The Company acknowledges that the obligations of the Buyers under this Agreement and the Transactions Documents are several and not joint, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under this Agreement or the Transaction Documents. The decision of each of the Buyers to this Agreement has been made by each Buyer independently of any other Buyer and independently of

Oasys Mobile, Inc.
July 27, 2006

any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company which may have made or given by any other Buyer or by any agent or employee of any other Buyer and, as between the Buyers, no Buyer or any of its agents or employees shall have any liability to any other Buyer relating to or arising from any such information, materials, statements or opinions. The Company further acknowledges that nothing contained in this Agreement or in the Transaction Documents, and no action taken by the Buyers pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. Each of the Buyers shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the Transaction Documents, and it shall not be necessary for any Buyer to be joined as an additional party in any proceeding for such purpose.

(b)    The Buyers have been represented by their own respective separate legal counsel in their review and negotiation of this Agreement and the amended A Warrants. For reasons of administrative convenience only, at the request of the Company, the Buyers and their respective counsel have chosen to communicate with the Company through Ballard Spahr Andrews & Ingersoll, LLP, counsel to one of the Buyers. Such counsel does not represent any of the other Buyers and each other Buyer has retained its own legal counsel in connection with the negotiation and review of this Agreement and the amended A Warrants. Also for reasons of administrative convenience only, the Company has elected to provide the Buyers with this Agreement for the convenience of the Company and not because it was required or requested to do so by the Buyers. The Company acknowledges that such procedure with respect to this Agreement in no way creates a presumption that the Buyers are in any way acting in concert or as a group with respect to this Agreement or the transactions contemplated hereby.

6.    Status of Transaction Documents. Other than as specifically set forth herein, all of the Transaction Documents shall remain in full force and effect and shall not be affected by this Agreement.

[Signature Page Follows]

Oasys Mobile, Inc.
July 27, 2006

Please indicate your agreement with the foregoing by signing this Agreement where indicated and returning it to the undersigned.

Sincerely,

RHP MASTER FUND, LTD. By: Rock Hill Investment Management, L.P. By: RHP General Partner, LLC

By: /s/ Wayne D. Bloch
Wayne D. Bloch
Managing Partner

LAP SUMMUS HOLDINGS, LLC

By: /s/ David J. Berkman
David J. Berkman
Managing Partner

ACKNOWLEDGED AND AGREED:

OASYS MOBILE, INC.

By:  /s/ Gary E. Ban
Gary E. Ban
Chief Executive Officer